UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              GEOWASTE INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                   0003736911
                                 (CUSIP Number)

                              DAVID M. DONEY, ESQ.
                          FOWLER, WHITE, GILLEN, BOGGS,
                           VILLAREAL AND BANKER, P.A.
                                  P.O. BOX 1438
                              TAMPA, FLORIDA 33601
                                 (813) 228-7411

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 12, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               PAGE 1 OF 17 PAGES

- -------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 2 OF 17 PAGES
- -----------------------------------------------------------------------------------------------------

1             NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              JOHN A. PAGLIA
- -----------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)   [ ]
                                                                                        (b)   [X]
- -----------------------------------------------------------------------------------------------------
3             SEC USE ONLY

- -----------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              SC

- -----------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) OR 2(E)                                                              [ ]
- -----------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES OF AMERICA

- -----------------------------------------------------------------------------------------------------
                          7            SOLE VOTING POWER
                                       1,000,000

       NUMBER OF     --------------------------------------------------------------------------------
        SHARES            8            SHARED VOTING POWER
                                       NONE
     BENEFICIALLY
                     --------------------------------------------------------------------------------
       OWNED BY           9            SOLE DISPOSITIVE POWER
                                       1,000,000
         EACH
       REPORTING     --------------------------------------------------------------------------------
                          10           SHARED DISPOSITIVE POWER
      PERSON WITH                      NONE

- -----------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,000,000

- -----------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

- -----------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.8%

- -----------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN

- -----------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 3 OF 17 PAGES

- -----------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MICHAEL D. PAGLIA

- -----------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)   [ ]
                                                                                        (b)   [X]

- -----------------------------------------------------------------------------------------------------
3             SEC USE ONLY

- -----------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              SC

- -----------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) OR 2(E)                                                              [ ]

- -----------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES OF AMERICA

- -----------------------------------------------------------------------------------------------------
                          7            SOLE VOTING POWER
                                       1,000,000
       NUMBER OF
                     --------------------------------------------------------------------------------
        SHARES            8            SHARED VOTING POWER
     BENEFICIALLY                      NONE

       OWNED BY      --------------------------------------------------------------------------------
                          9            SOLE DISPOSITIVE POWER
         EACH                          1,000,000
       REPORTING
                     --------------------------------------------------------------------------------
      PERSON WITH         10           SHARED DISPOSITIVE POWER
                                       NONE

- -----------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,000,000
- -----------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

- -----------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.8%

- -----------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN

- -----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 4 OF 17 PAGES

                                  INTRODUCTION

         This statement on Schedule 13D ("Statement") constitutes the initial filing of John A. Paglia ("J. Paglia") and Michael D. Paglia ("M. Paglia") (J. Paglia and M. Paglia are sometimes hereinafter collectively referred to as the "Paglias"). J. Paglia and M. Paglia are brothers. The Paglias are filing this
Schedule 13D because they may be deemed to be a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         On August 12, 1996, GeoWaste Incorporated, a Delaware corporation ("GeoWaste" or the "Company"); Spectrum Group, Inc., a Florida corporation wholly owned by the Paglias ("Spectrum"); Spectrum Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GeoWaste ("GeoSub"); and the Paglias entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which GeoSub merged (the "Merger") with and into Spectrum. As a result of the Merger, which was effective on August 12, 1996 (the "Effective Time"), the separate existence of GeoSub ceased and Spectrum became a wholly owned subsidiary of GeoWaste.

         Prior to the Merger, each of the Paglias owned 37.5 shares of the common stock, par value $1.00 per share (the "Spectrum Common Stock"), of Spectrum. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Spectrum Common Stock was converted into 26,666 and 2/3 shares of the common stock, par value $0.01 per share (the "GeoWaste Common Stock"), of GeoWaste, and $11,465.53 in cash. As a result of the Merger, GeoWaste also assumed approximately $2.4 million of Spectrum's liabilities.

         In connection with the Merger, each of the Paglias received 1,000,000 shares of GeoWaste Common Stock and $429,957.39 in cash. This Statement relates to the 1,000,000 shares of GeoWaste Common Stock received by each of the Paglias as a result of the Merger.

ITEM 1.        SECURITY AND ISSUER

         The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share, of the Company. The address of the Company's principal executive offices is 24 Cathedral Place, Suite 208, St. Augustine, Florida 32084.

ITEM 2.        IDENTITY AND BACKGROUND

         The persons filing this Statement are John A. Paglia and Michael D. Paglia, each of whom is a citizen of the United States of America. The business address of each of the Paglias is 5111 South Pine Avenue, Ocala, Florida 34480. Each of the Paglias is principally employed as a Vice President of GeoWaste pursuant to four-year employment agreements between GeoWaste and each of the Paglias. Such employment agreements were entered into in connection with the Merger and provide the Paglias with the responsibility for managing GeoWaste's solid waste collection activities in Florida. GeoWaste's principal businesses include the collection, transfer, recycling, and disposal of solid waste and related activities in portions of northern Florida and southern Georgia. The address of GeoWaste's principal executive offices is 24 Cathedral Place, Suite 208, St. Augustine, Florida 32084. During the last five years, neither of the Paglias has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors),

CUSIP NO. 0003736911                                         PAGE 5 OF 17 PAGES

                                  SCHEDULE 13D

nor has either of the Paglias been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Paglias was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Statement relates specifically to the 1,000,000 shares of GeoWaste Common Stock received by each of the Paglias in connection with the Merger. See "Introduction." Prior to the Merger, each of the Paglias owned 37.5 shares of Spectrum Common Stock. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Spectrum Common Stock was converted into 26,666 and 2/3 shares of GeoWaste Common Stock and $11,465.53 in cash. As a result of the Merger, GeoWaste also assumed approximately $2.4 million of Spectrum's liabilities. In connection with the Merger, each of the Paglias received 1,000,000 shares of GeoWaste Common Stock and $429,957.39 in cash.

ITEM 4.        PURPOSE OF TRANSACTION

         Each of the Paglias has acquired his respective shares of GeoWaste Common Stock strictly for the purpose of equity security investment. In the future, either of the Paglias may seek to purchase additional shares of GeoWaste Common Stock, if additional shares are available at prices and on terms he deems acceptable, for the purpose equity security investment. If either of the Paglias purchases additional shares of GeoWaste Common Stock, such shares may be purchased by him through open market transactions, privately negotiated transactions, or otherwise at prices and on terms not yet determined. In addition, either of the Paglias may, at some time in the future, based upon factors relevant at that time, dispose of some or all of the shares GeoWaste Common Stock that he owns. Except as otherwise described in this Item 4, neither of the Paglias has any present plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 6 OF 17 PAGES

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a)(i) As of the date of this Statement, J. Paglia is the beneficial owner of 1,000,000 shares of GeoWaste Common Stock (approximately 4.8% of the 20,896,551 outstanding shares of GeoWaste Common Stock (based solely on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, as adjusted to reflect the Company's issuance of 2,000,000 shares in connection with the Merger)). J. Paglia expressly disclaims beneficial ownership of the shares of GeoWaste Common Stock owned by M. Paglia, and the filing of this Statement shall not be construed as an admission that J. Paglia is the beneficial owner of any of the shares of GeoWaste Common Stock owned by M. Paglia.

        (ii) As of the date of this Statement, M. Paglia is the beneficial owner of 1,000,000 shares of GeoWaste Common Stock (approximately 4.8% of the 20,896,551 outstanding shares of GeoWaste Common Stock (based solely on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, as adjusted to reflect the Company's issuance of 2,000,000 shares in connection with the Merger)). M. Paglia expressly disclaims beneficial ownership of the shares of GeoWaste Common Stock owned by J. Paglia, and the filing of this Statement shall not be construed as an admission that M. Paglia is the beneficial owner of any of the shares of GeoWaste Common Stock owned by J. Paglia.

        (b) J. Paglia has sole voting power and sole investment power with respect to the shares of GeoWaste Common Stock reported in (a)(i) above. M. Paglia has sole voting power and sole investment power with respect to the shares of GeoWaste Common Stock reported in (a)(ii) above.

        (c) As discussed elsewhere in this Statement, on August 12, 1996, each of the Paglias acquired 1,000,000 shares of GeoWaste Common Stock in connection with the Merger. See "Introduction" and "Item 4. Purpose of Transaction." Prior to the Merger, each of the Paglias owned 37.5 shares of Spectrum Common Stock. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Spectrum Common Stock was converted into 26,666 and 2/3 shares of GeoWaste Common Stock and $11,465.53 in cash. As a result of the Merger, GeoWaste also assumed approximately $2.4 million of Spectrum's liabilities. In connection with the Merger, each of the Paglias received 1,000,000 shares of GeoWaste Common Stock and $429,957.39 in cash. Except for in connection with the Merger, neither of the Paglias has effected any transactions in shares of GeoWaste Common Stock during the last 60 days.

                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 7 OF 17 PAGES

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of GeoWaste Common Stock reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       On August 12, 1996, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Paglias and Advance Ross Corporation, Allen & Company Incorporated, Allen Value Partners L.P. and Allen Value Limited Incorporated (each, an "Existing Stockholders" and together with the Paglias, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement") pursuant to which each Stockholder agreed that for so long as such Stockholder continues to own or is entitled to vote ten percent (10%) or more of the issued and outstanding shares of GeoWaste Common Stock and one or more of said Stockholders or their nominee is subject to election as a director of the Company, the Stockholders shall use their best efforts to cause such Stockholder(s) or nominee to be nominated for election to the Board of Directors of the Company at the time and in the manner proper for such nomination, whereupon all the Stockholders agreed to cast all of the votes they are entitled to cast in such election (whether at the next annual meeting or a special meeting of the stockholders or by written consent in lieu of a meeting or otherwise) for the election of such Stockholder(s) or nominee to the Board of Directors of the Company. For purposes of this agreement, the Paglias count as one Stockholder. By its terms, the Voting Agreement terminates automatically as to any Stockholder at such time as such Stockholder owns or is entitled to vote less than ten percent (10%) of the outstanding shares of GeoWaste Common Stock. As disclosed elsewhere in this Statement, the Paglias beneficially own, in the aggregate, less than ten percent (10%) of the issued and outstanding shares of GeoWaste Common Stock.

       Except for the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Paglias and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       A Joint Filing Agreement is filed herewith as Exhibit 1 to this Statement. The Voting Agreement is filed herewith as Exhibit 2 to this Statement.

                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 8 OF 17 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 /s/ JOHN A. PAGLIA
                                                 ----------------------------
                                                 John A. Paglia

                                                 /s/ MICHAEL D. PAGLIA
                                                 ----------------------------
                                                 Michael D. Paglia

Date:  August 21, 1996

                                  SCHEDULE 13D

CUSIP NO. 0003736911                                         PAGE 9 OF 17 PAGES


                                INDEX TO EXHIBITS

                                                                   SEQUENTIAL
      EXHIBIT                                                         PAGE
        NO.               DESCRIPTION                                NUMBER
      -------             -----------                              ----------

         1        Joint Filing Agreement                               11

         2        Voting Agreement                                     13

                                   EXHIBIT 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of GeoWaste Incorporated or any subsequent acquisitions or dispositions of equity securities of GeoWaste Incorporated by any of the undersigned.

                                           /S/ JOHN A. PAGLIA
                                           ---------------------------
                                           John A. Paglia

                                           /S/ MICHAEL D. PAGLIA
                                           ----------------------------
                                           Michael D. Paglia

Date:  August 21, 1996

                                    EXHIBIT 2

                                VOTING AGREEMENT

         VOTING AGREEMENT dated as of August 12, 1996 (this "Agreement"), among John Paglia and Michael Paglia (each, a "New Stockholder" and collectively, the "New Stockholders"); Advance Ross Corporation, Allen & Company Incorporated, Allen Value Partners L.P. and Allen Value Limited Incorporated (each, an "Existing Stockholder," collectively, the "Existing Stockholders" and together with the New Stockholders, the "Stockholders").

                              W I T N E S S E T H :

         WHEREAS, in connection with the Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") by and among GeoWaste Incorporated, a Delaware corporation (the "Company"), Spectrum Group, Inc., d/b/a United Sanitation, Ocala Chemical, Mills Disposal, and the New Stockholders, the New Stockholders are to be issued by the Company certain shares of the Company's common stock, $.10 par value per share (the "Common Stock"). The New Stockholders are entering into this Agreement as an inducement to the Company to enter into the Merger Agreement. The execution and delivery of this Agreement by the parties hereto is a condition precedent to the Company's obligation to consummate the transactions contemplated by the Merger Agreement;

         NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties hereto agree as follows:

         1. OWNERSHIP OF SHARES OF COMMON STOCK. It is acknowledged that the Existing Stockholders are presently, and that the New Stockholders upon consummation of the transactions contemplated by the Merger Agreement will be, the holders of the numbers of shares of Common Stock set forth opposite their respective names, as follows:

          NAME                                     NUMBER OF SHARES
          ----                                     ----------------

Advance Ross Corporation                               1,070,776

Allen & Company Incorporated                           1,510,000(1)

Allen Value Partners L.P.                              3,573,200

Allen Value Limited                                      426,800
Incorporated

John Paglia                                            1,000,000

Michael Paglia                                         1,000,000

(1) A portion of these shares are owned by officers and/or directors of Allen & Company Incorporated, which shares should not be subject to this Agreement.

Any additional shares of Common Stock a Stockholder may obtain at a later date shall be governed by this Agreement.

         2. ELECTION OF DIRECTORS. Each Stockholder hereby covenants and agrees that for so long as such Stockholder continues to own or is entitled to vote ten percent (10%) or more of the issued and outstanding shares of Common Stock of the Company and one or more of said Stockholders or their nominee is subject to election as a director of the Company, the Stockholders shall use their best efforts to cause such Stockholder(s) or nominee to be nominated for election to the Board of Directors of the Company at the time and in the manner proper for such nomination, whereupon all the Stockholders agree to cast all of the votes they are entitled to cast in such election (whether at the next annual meeting or a special meeting of the stockholders or by written consent in lieu of a meeting or otherwise) for the election of such Stockholder(s) or nominee to the Board of Directors of the Company, provided that for purposes of this paragraph 2 and paragraph 3, the New Stockholders shall count as one Stockholder.

         3. TERMINATION. This Agreement shall terminate automatically as to any Stockholder at such time as such Stockholder owns or is entitled to vote less than ten percent (10%) of the outstanding shares of Common Stock of the Company.

         4. REMEDIES. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for breach of the provisions of this Agreement and that any party hereto shall be entitled, in its sole discretion, to apply to any court of competent jurisdiction for specific performance or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement, in addition to its remedies at law.

         5. NOTICES. Unless otherwise provided herein, any notice, request, instruction or other document or communication to be given hereunder by any party to any other party shall be in writing and shall be deemed to have been given (a) if mailed, at the time when mailed in any general or branch office of the United States Postal Service, enclosed in a registered or certified postage-paid envelope, (b) if sent by facsimile transmission, when so sent and receipt acknowledged by an appropriate telephone or facsimile receipt or (c) if sent by other means, when actually received by the party to which such notice has been directed, in each case at the respective addresses or numbers set forth below or such other address or number as such party may have fixed by notice:

                  If to Advance Ross Corporation, addressed to:

                           Advance Ross Corporation
                           Suite 9700
                           233 South Wacker Drive
                           Chicago, Illinois  60606-6502
                           Attention: Harve A. Ferrill
                           Facsimile: (312) 382-1109

                  If to Allen & Company Incorporated, addressed to:

                           Allen & Company Incorporated
                           711 Fifth Avenue
                           New York, New York  10022
                           Attention: Richard Fields
                           Facsimile: (212) 339-2369

                  If to John Paglia, addressed to:

                           John Paglia
                           2272 Laurel Run Drive
                           Ocala, Florida  34471
                           Facsimile: (352) 351-8812

                  If to Michael Paglia, addressed to:

                           Michael Paglia
                           1122 SE 24th Terrace
                           Ocala, Florida  34470
                           Facsimile: (352) 351-8882

         6. MODIFICATION, AMENDMENT AND WAIVER. No modification, amendment or waiver of any provision of this Agreement shall be effective unless in writing consented to by the party or parties against whom such enforcement may be sought, and only to the extent therein set forth. The failure of any party at any time to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the rights of the party thereafter to enforce the provisions of this Agreement in accordance with its terms.

         7. COMPLETE AGREEMENT. This document embodies the complete agreement and understanding between and among the parties hereto with respect to the subject matter hereof, and supersedes and preempts any prior understandings, agreement or representations by or among the parties, written or oral, which may have related to the subject matter hereof.

         8. SUCCESSORS AND ASSIGNS. This Agreement will bind and inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

         9. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be an original and all of which taken together will constitute one and the same Agreement.

         10. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to principles of conflicts of laws.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                            ADVANCE ROSS CORPORATION

                            By: /s/ HARVE A. FERRILL
                               --------------------------
                               Name: Harve A. Ferrill
                               Title: President

                            ALLEN & COMPANY INCORPORATED

                            By: /s/ RICHARD L. FIELDS
                               --------------------------
                               Name:  Richard L. Fields
                               Title: Managing Director

                               /s/ JOHN A. PAGLIA
                            -----------------------------
                               John Paglia

                               /s/ MICHAEL PAGLIA
                            -----------------------------
                               Michael Paglia

                            ALLEN VALUE PARTNERS L.P.

                            By: Allen Philton L.P., its General Partner
                            By: Allen Value Inc., its General Partner

                            By: /s/ PHILIP SCATURRO
                               --------------------------
                               Name:  Philip Scaturro
                               Title: President

                            ALLEN & COMPANY INCORPORATED

                            By: /s/ PHILIP SCATURRO
                               --------------------------
                               Name:  Richard L. Fields
                               Title: President